SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

MARCH 30, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
_South Africa_____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI PUBLISHES REPORT TO SOCIETY FOR 2004



AngloGold Ashanti Limited (formerly AngloGold Limited) \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel: +27 (0)11 637 6261 \ Fax: +27 (0)11 637 6399/6400 \ www.AngloGold Ashanti.com

news release

AGA37.05

30 March 2005

ANGLOGOLD ASHANTI PUBLISHES REPORT TO SOCIETY FOR 2004

AngloGold Ashanti published its Report to Society for 2004 today.

In a letter to stakeholders, CEO Bobby Godsell said that while the primary purpose of any business had to be to provide competitive returns to shareholders, AngloGold Ashanti's business principles went beyond this.

They encompassed commitments to fair economic reward and opportunity for employees, to their right to a healthy and safe working environment, to the communities living near our operations, and to the physical environment in and surrounding the company's operations.

"We accept, and embrace, these commitments because we believe that, in order to operate, we need to do more than merely meet the minimum regulatory standards set by the government administrators in the countries and regions in which we operate. We also believe we need a moral licence to mine; a licence that has to be acquired, too, from our employees, from the communities in which we operate, and from other stakeholders. In its simplest terms, we take the view that communities, and others, must be better off for our having been there", he said.

South Africa was one country where these "parallel licensing standards" had been, to some extent, recognised through the mechanism of the mining charter, he observed.

"The moral licence to mine is not something we seek in order to make us feel good. We do it for good business reasons. Without it, our ability to carry out our work, and improve the return to our shareholders would be compromised", he said.

ends

Queries

South Africa	Tel:	Mobile	E-mail:
Steve Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Shelagh Blackman	+27 (0) 11 637 6379	+27 (0) 83 308 2471	skblackman@AngloGoldAshanti.com
Ghana			
John Owusu	+233 (21) 778 168	+233 (24) 322 026	john.owusu@ashantigold.com
USA			
Charles Carter	Toll Free 800 417 9255	+ 1 212 750 7999	cecarter@AngloGoldAshanti.com
Australia			
Andrea Maxey	+ 61 8 9425 4604	+ 61 438 001 393	amaxey@AngloGoldAshanti.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date   MARCH 30, 2005   By: /s/ C R BULL

                                         Name: C R Bull
                                         Title: Company Secretary